UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )

FTS International, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

30283W302
(CUSIP Number)

November 19, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 ☒ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30283W302	13G

1		NAME OF REPORTING PERSONS VR Global Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 658,801 ** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 658,801 ** (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,801 ** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% ** (1)
12		TYPE OF REPORTING PERSON* PN

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)   Reflects current beneficial ownership of the Reporting Person.  See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 30283W302	13G

1		NAME OF REPORTING PERSONS VR Advisory Services Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 658,801 ** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 658,801 ** (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,801 ** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% ** (1)
12		TYPE OF REPORTING PERSON* CO, IA

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)   Reflects current beneficial ownership of the Reporting Person.  See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 30283W302	13G

1		NAME OF REPORTING PERSONS VR Capital Participation Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 658,801 ** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 658,801 ** (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,801 ** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% ** (1)
12		TYPE OF REPORTING PERSON* CO, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)   Reflects current beneficial ownership of the Reporting Person.  See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 30283W302	13G

1		NAME OF REPORTING PERSONS VR Capital Group Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 658,801 ** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 658,801 ** (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,801 ** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% ** (1)
12		TYPE OF REPORTING PERSON* CO, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)   Reflects current beneficial ownership of the Reporting Person.  See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 30283W302	13G

1		NAME OF REPORTING PERSONS VR Capital Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 658,801 ** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 658,801 ** (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,801 ** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% ** (1)
12		TYPE OF REPORTING PERSON* CO, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)   Reflects current beneficial ownership of the Reporting Person.  See additional information regarding beneficial ownership contained in Item 4.

CUSIP No. 30283W302	13G

1		NAME OF REPORTING PERSONS Richard Deitz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 658,801 ** (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 658,801 ** (1)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 658,801 ** (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.8% ** (1)
12		TYPE OF REPORTING PERSON* IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

(1)   Reflects current beneficial ownership of the Reporting Person.  See additional information regarding beneficial ownership contained in Item 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) relates to shares of Class A Common Stock, $0.01 par value per share (“Class A Common Stock”), of FTS International, Inc., a Delaware corporation (the “Issuer”), and is being filed on behalf of (i) VR Global Partners, L.P. (the “Fund”), a Cayman Islands exempted limited partnership, (ii) VR Advisory Services Ltd (“VR”), a Cayman Island exempted company, as the general partner and investment adviser of the Fund, (iii) VR Capital Participation Ltd. (“VRCP”), a Cayman Islands exempted company, as the sole shareholder of VR, (iv) VR Capital Group Ltd. (“VRCG”), a Cayman Islands exempted company, as the sole shareholder of VRCP, (v) VR Capital Holdings Ltd. (“VRCH”), a Cayman Islands exempted company, as the sole shareholder of VRCG and (vi) Richard Deitz, the principal of VR, VRCP, VRCG, VRCH (collectively with the Fund, VR, VRCP, VRCG and VRCH, the “Reporting Persons”).  All shares of Class A Common Stock are held by the Fund.

Item 1(a)	Name of Issuer.

FTS International, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.
777 Main Street
Fort Worth, Texas 76102

Item 2(a)	Name of Person Filing.
The Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(i)	VR Global Partners, L.P. (the “Fund”);

(ii)	VR Advisory Services Ltd (“VR”);

(iii)	VR Capital Participation Ltd. (“VRCP”);

(iv)	VR Capital Group Ltd. (“VRCG”);

(v)	VR Capital Holdings Ltd. (“VRCH”); and

(vi)	Richard Deitz.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.
For the Fund, VRCP, VRCG and VRCH:  c/o Intertrust (Cayman) Limited, 190 Elgin Avenue,George Town, Grand Cayman, KY1-9005, Cayman Islands.

For VR:  300 Park Avenue, Suite 1602, New York, New York, 10022, USA.

For Mr. Deitz:  Niddry Lodge, 51 Holland Street, First Floor, London W8 7JB, United Kingdom

Item 2(c)	Citizenship or Place of Organization.
(i)	The Fund is a Cayman Islands exempted limited partnership;

(ii)	VR is a Cayman Islands exempted company;

(iii)	VRCP is a Cayman Islands exempted company;

(iv)	VRCG is a Cayman Islands exempted company;

(v)	VRCH is a Cayman Islands exempted company; and

(vi)	Mr. Deitz is a United States citizen.

Item 2(d)	Title of Class of Securities.
Class A Common Stock, par value $0.01 per share (“Class A Common Stock”).

Item 2(e)	CUSIP Number.
30283W302

Item 3	If this statement is filed pursuant to §§240.13d‑1(b) or 240.13d‑2(b) or (c), check whether the person filing is a:
Covering VR, VRCP, VRCG, VRCH and Mr. Deitz:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4	Ownership

Items 5 through 9 and 11 of each of the cover pages to this Schedule 13G are incorporated herein by reference.

As of the date hereof, each of the Reporting Persons may be deemed to beneficially own 658,801 shares of Class A Common Stock of the Issuer, representing approximately 4.8% of the shares of Class A Common Stock outstanding.

As of November 19, 2020, each of the Reporting Persons may have been deemed to have beneficially owned 745,801 shares of Class A Common Stock of the Issuer, representing approximately 5.4% of the shares of Class A Common Stock outstanding.

The above percentages are based on 13,687,620 shares of Class A Common Stock of the Issuer outstanding as of November 19, 2020, as reported in the Issuer’s Form 8-K filed with the Securities and Exchange Commission on November 19, 2020.

The shares of Class A Common Stock of the Issuer reported as beneficially owned herein are directly held by the Fund.  VR, as the general partner and investment adviser of the Fund, may be deemed to exercise voting and investment power over the shares of Class A Common Stock held by the Fund and thus may be deemed to beneficially own such shares of Class A Common Stock.  VRCP, as the sole shareholder of VR, may be deemed to beneficially own the shares of Class A Common Stock held by the Fund.  VRCG, as the sole shareholder of VRCP, also may be deemed to beneficially own the shares of Class A Common Stock held by the Fund.  VRCH, as the sole shareholder of VRCG, also may be deemed to beneficially own the shares of Class A Common Stock held by the Fund.  Mr. Deitz, as the principal of VR, VRCP, VRCG and VRCH, also may be deemed to beneficially own the shares of Class A Common Stock held by the Fund.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

For VR, VRCP, VRCG, VRCH and Mr. Deitz:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For the Fund:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits   Exhibit A

Joint Filing Agreement by and among the Reporting Persons dated as of November 30, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 30, 2020

VR Global Partners, L.P.

By: VR Advisory Services Ltd, its general partner

By: /s/ Richard Deitz
Name: Richard Deitz
Title: Authorized Person

VR Advisory Services Ltd

By: /s/ Richard Deitz
Name: Richard Deitz
Title: Authorized Person

VR Capital Participation Ltd.

By: /s/ Emile du Toit
Name: Emile du Toit
Title: Authorized Person

VR Capital Group Ltd.

By: /s/ Emile du Toit
Name: Emile du Toit
Title: Authorized Person

VR Capital Holdings Ltd.

By: /s/ Emile du Toit
Name: Emile du Toit
Title: Authorized Person

/s/ Richard Deitz
Richard Deitz

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to shares of Class A Common Stock, $0.01 par value per share, of FTS International, Inc., a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of November 30, 2020.

VR Global Partners, L.P.

By: VR Advisory Services Ltd, its general partner

By: /s/ Richard Deitz
Name: Richard Deitz
Title: Authorized Person

VR Advisory Services Ltd

By: /s/ Richard Deitz
Name: Richard Deitz
Title: Authorized Person

VR Capital Participation Ltd.

By: /s/ Richard Deitz
Name: Richard Deitz
Title: Authorized Person

VR Capital Group Ltd.

By: /s/ Richard Deitz
Name: Richard Deitz
Title: Authorized Person

VR Capital Holdings Ltd.

By: /s/ Richard Deitz
Name: Richard Deitz
Title: Authorized Person

/s/ Richard Deitz
Richard Deitz